UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

MASTERWORKS 002, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10884

Delaware	83-1314709
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

3

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Masterworks 002, LLC should be read in conjunction with our consolidated financial statements and the related notes. The consolidated financial statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim consolidated financial statements not misleading.

References to the “Company”, “we”, “us” or “our” refer to Masterworks 002, LLC and, as the context requires, the 002 Segregated Portfolio (the “002 Portfolio”) of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company. Our affiliates, Masterworks.io, LLC, Masterworks Administrative Services, LLC and Masterworks Gallery, LLC are individually and collectively referred to herein as “Masterworks”.

Business

Masterworks 002, LLC is a Delaware limited liability company formed to facilitate investment in a single work of art created in 1881 by Claude Monet (the “Artwork”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On November 4, 2019, the Company commenced accepting subscriptions for an offering of up to 343,175 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $6,863,500 (the “Offering”). By a supplement dated April 2, 2020, which supplements the Offering Circular dated March 10, 2020, we decreased the size of the Offering to 342,325 Class A shares or $6,846,500 due to changes in foreign currency which decreased the U.S. dollar denominated purchase price of the Artwork. Each Class A ordinary share is being offered at $20.00 per share. On March 12, 2020, the Company acquired ownership of the Artwork pursuant to a merger (the “Merger”), between the Company and 6461230, LLC, a wholly owned subsidiary of Masterworks Gallery that held title to the Artwork prior to the Merger. The Company held an initial closing of the Offering on March 16, 2020. As of June 30, 2020, the Company had issued 266,082 Class A shares to third party investors in the Offering for aggregate proceeds of $5,321,640. As of September 28, 2020, the Artwork was located in a fine art storage facility maintained by the Delaware Freeport, LLC.

Title to the Artwork is held by the 002 Portfolio and 100% of the share capital of the 002 Portfolio is owned by the Company. The 002 Portfolio is not expected to enter into any contracts or incur any liabilities, except as may be necessary in connection with the maintenance or sale of the Artwork.

Other than activities related to the Offering and the acquisition of the Artwork, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork in a manner designed to enhance its provenance and increase its exposure and its value.

Pursuant to an administrative services agreement between us and Masterworks entered into upon the initial closing of the Offering, the Administrator manages all administrative and custodial services relating to our business and pays all ordinary and necessary costs and expenses relating to our business. In exchange for these services and as reimbursement for these costs and expenses, we will issue Class A ordinary shares to the Administrator at a rate of 1.5% of the total Class A ordinary shares outstanding after giving effect to such issuance, per annum. The obligation to pay the administrative services fee will commence on the date of the final closing of the Offering and there is no overall limit to the number of shares that may be issued to pay this fee. Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Artwork or a sale of our Company, as applicable. Any termination of the Administrative Services Agreement will require the prior written consent of Masterworks.

We do not expect to generate any revenues or cash flow unless and until the Artwork is sold. We are totally reliant on Masterworks to maintain the Artwork and administer our business.

4

Risk Factors

We face risks and uncertainties that could affect us and the Artwork, as well as the art market generally. These risks are outlined under the heading “Risk Factors” contained in documents we file with the SEC. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may adversely affect the value of the Artwork or the Company’s Class A ordinary shares.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our consolidated financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

Investment in Artwork

The Artwork has been recorded on the Company’s consolidated balance sheet at cost, which is the purchase price paid for the Artwork at an auction in June 2018.

The Artwork has an indefinite life. We review the Artwork for impairment in accordance with the requirements of ASC 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360”). Those requirements require us to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, we:

●	Consider whether indicators of impairment are present; Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist and other events, circumstances or conditions that indicate impairment might exist;
●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and
●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, we would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income (loss) in our consolidated financial statements. Management does not believe that there are any events or circumstances indicating impairment of the Artwork as of June 30, 2020 or 2019.

5

Operating Results

Revenues

We did not generate any revenue for the periods presented.

True Up Payment Expense

In connection with the acquisition of the Artwork we agreed to pay a true-up to Masterworks in the aggregate amount of $622,234. We recorded a true-up payment as an expense in the amount of $483,650 and $0 during the periods presented. The true-up payment compensates and reimburses Masterworks for general operating costs, offering costs, sourcing and purchasing fees and costs, import taxes (if any) and interest and commitments to purchase the Artwork.

Share-Based Compensation Expense

We did not incur any share-based compensation expense for the periods presented.

Contingencies

We may be subject to lawsuits, investigations or claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. Masterworks may advance funds to cover expenses, settlements or losses resulting from any such claims or investigations, but any such amounts are reimbursable by us upon a sale of the Artwork pursuant to the administrative services agreement. In addition, Masterworks, affiliates of Masterworks, our managers and or our officers may be subject to lawsuits, investigations or claims for which we may have indemnification obligations or reimbursement obligations pursuant to the administrative services agreement. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy.

There were no contingencies as of June 30, 2020 or 2019, respectively.

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal, state or foreign income tax assets, liabilities or expenses as of June 30, 2020 or 2019, respectively.

Liquidity and Capital Resources of the Administrator

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our business in accordance with the administrative services agreement. A summary of the financial condition of the Administrator as of June 30, 2020 and 2019 is provided in Note 3 to the Consolidated Financial Statements.

6

We and the Administrator believe that the Administrator’s sources of liquidity together with cash on hand, will be sufficient for the Administrator to perform its obligations under the administrative services agreement for the foreseeable future, although if Scott W. Lynn were to withdraw his financial support, the Administrator would likely be forced to sell the Artwork and cease operations. We do not believe we will need to raise any additional funds through the issuance and sale of additional membership interests and are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares.

The Administrator is currently financed through equity contributions from Masterworks.io, LLC. As of June 30, 2020, Masterworks.io, LLC is principally funded through an affiliate loan from Scott W. Lynn, the founder and Chief Executive Officer of Masterworks, with an aggregate principal balance of $11.9 million. Because Scott W. Lynn controls Masterworks, the affiliate loan can effectively be declared due and payable at any time in the discretion of Mr. Lynn.

The Administrator earns fees in the form of additional Class A ordinary shares issued by us and other similar issuer entities, which it may periodically sell to obtain additional liquidity. The direct incremental costs incurred by the Administrator to satisfy its obligations under the administrative services agreement are expected to be less than its revenues, though such revenues may be insufficient to cover the Administrator’s overhead. In addition, the Administrator has covenanted in the administrative services agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement to fund the operations of the Company until the sale of the Artwork.

The Administrator conducts other business activities, including the administration of other entities similar to the Company and expects that, with scale, the Administrator’s revenues will exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Artwork for an indefinite period.

We are not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations or the liquidity or capital resources of the Administrator.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Artwork which is contained in the administrative services agreement.

Commitments from Affiliates to Fund Class A ordinary shares, Offering Costs and Expenses

The direct costs associated with the Offering were paid by the Administrator rather than from the net proceeds of the Offering. None of these fees, costs or expenses are reimbursable by the Company to the Administrator, although Masterworks will have received true-up payments of $622,234 upon the final closing of the Offering for acquiring and financing the acquisition of the Artwork and as reimbursement of costs and expenses.

Item 2. Other Information

None.

7

MASTERWORKS 002, LLC

CONSOLIDATED FINANCIAL STATEMENTS

F-1

MASTERWORKS 002, LLC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of June 30, 2020	As of December 31, 2019

ASSETS

Current Assets:
Cash	$10,800	$2,578,830
Receivable from affiliate	-	-
Total Current Assets	10,800	2,578,830

Artwork	6,224,266	-

Total Assets	$6,235,066	$2,578,830

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities:
Settling subscriptions	$10,700	$2,578,730
Non-interest bearing advance payable to affiliate	1,386,276	-
Total Current Liabilities	1,396,976	2,578,730

Total Liabilities	$1,396,976	$2,578,730

Members’ Equity:
Membership interests, not represented by shares	-	-
Class A ordinary shares, 266,082 and -0- shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	4,837,990	-
Class B shares, 85,794 and 85,794 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	100	100

Total Members’ Equity	4,838,090	100

Total Liabilities and Members’ Equity	$6,235,066	$2,578,830

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MASTERWORKS 002, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Period January 1, 2020 Through June 30, 2020	For the Period January 1, 2019 Through June 30, 2019

Total Income	$-	$-

Expenses:
True-up payment expense	483,650	-
Share-based compensation - administrative services fees	-	-

Total Expenses	483,650	-

Net Loss	$(483,650)	$-

Net Loss per Class A Ordinary Share, Basic and Diluted	$(2.25)	$-

Weighted Average Number of Class A Ordinary Shares Outstanding, Basic and Diluted	214,614	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MASTERWORKS 002, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(Unaudited)

	Membership Interests		Class A Ordinary Shares				Class B Shares
						Total
						Members’			Total
		Contributed		Contributed	Accumulated	Equity -		Contributed	Members’
	Interests	Capital	Shares	Capital	Deficit	Class A	Shares	Capital	Equity

Balance at January 1, 2019	100	$100	-	$-	$-	$-	-	$-	$100

Membership interests issued upon entity formation	-	-	-	-	-	-	-	-	-

Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-	-	-	-	-

Share subscriptions settled	-	-	-	-	-	-	-	-	-

Class A ordinary shares issued	-	-	-	-	-	-	-	-	-

Net loss	-	-	-	-	-	-	-	-	-
Balance at June 30, 2019	100	$100	-	$-	$-	$-	-	$100	$100

Balance at January 1, 2020	-	$-	-	$-	$-	$-	85,794	$100	$100

Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-	-	-	-	-

Share subscriptions settled	-	-	266,082	5,321,640	-	5,321,640	-	-	5,321,640

Class A ordinary shares issued	-	-	-	-	-	-	-	-	-

Net loss	-	-	-	-	(483,650)	(483,650)	-	-	(483,650)

Balance at June 30, 2020	-	$-	266,082	$5,321,640	$(483,650)	$4,837,990	85,794	$100	$4,838,090

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS 002, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Period January 1, 2020 Through June 30, 2020	For the Period January 1, 2019 Through June 30, 2019

Cash Flows from Operating Activities:
Net loss	$(483,650)	$-
Adjustments to reconcile net loss to net cash used by operating activities
Share-based compensation - administrative services fees	-	-

Net Cash Used by Operating Activities	(483,650)	-

Cash Flows from Investing Activities:
Purchase of artwork	(6,224,266)	-

Net Cash Used by Investing Activities	(6,224,266)	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	-	-
Proceeds from unsettled subscriptions	-	-
Settlement of subscriptions previously received	(2,568,030)	-
Proceeds from issuance of Class A ordinary shares	5,321,640	-
Proceeds from non-interest bearing advance from affiliate	2,900,991	-
Repayment of non-interest bearing advance from affiliate	(1,514,715)	-

Net Cash Provided by Financing Activities	4,139,886	-

Net Change in Cash	(2,568,030)	-

Cash, beginning of period	2,578,830	100

Cash, end of period	$10,800	$100

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 002, LLC (“Company”) was formed as a Delaware limited liability company on July 19, 2018 (“Date of Formation”) to purchase a painting by Claude Monet (the “Artwork”). On November 4, 2019, the Company commenced an offering (the “Offering”) of membership interests represented by 343,175 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate Offering proceeds of $6,863,500. By a supplement dated April 2, 2020, which supplements the Offering Circular dated March 10, 2020, we decreased the size of the Offering to 342,325 Class A shares or $6,846,500 due to changes in foreign currency which decreased the U.S. dollar denominated purchase price of the Artwork. The Company held an initial closing of the Offering on March 16, 2020. As of June 30, 2020, the Company had issued 266,082 Class A shares to third party investors in the Offering for aggregate proceeds of $5,321,640. All of the proceeds from the Offering will be used as consideration for a merger pursuant to which the Company acquired the Artwork, and to pay a true-up to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns 100 Class 002 shares of the SPC, which represents 100% ownership of the 002 Segregated Portfolio (the “002 Portfolio”). Title to the Artwork is held by the 002 Portfolio. As the context requires, references in these consolidated financial statements to the “Company” include both the Company and the 002 Portfolio, and references to “consolidated” refer to the fact that the Company treats the 002 Portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10 Consolidation: Overall. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting and Use of Estimates – The Company prepares its consolidated financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Artwork – The purchase price of the Artwork was $6,224,266. Title to the Artwork is held by the 002 Portfolio. The Company has no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork.

F-6

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork (continued) – The Artwork has been initially recorded at cost. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company will:

●	Consider whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;
●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork to its carrying value; and
●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income (loss) in the Company’s consolidated financial statements. The Company does not believe that there are any events or circumstances indicating impairment of the Artwork as of June 30, 2020 or 2019.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

F-7

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Principles – During fiscal 2019, the Company adopted FASB Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with customers, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the requirements of ASU 2014-09 utilizing the modified retrospective method of transition. No cumulative-effect adjustment to members’ equity was recorded because the adoption did not impact the Company’s historical revenue. The Company applied the new guidance using the practical expedient provided in Topic 606 that allows the guidance to be applied only to contracts that were not complete as of January 1, 2019. The adoption of ASU 2014-09 had no impact on the consolidated financial statements for the periods presented.

During fiscal 2019, the Company adopted FASB ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 expanded the scope of Topic 718 to improve aspects of the accounting for nonemployee share-based payment transactions for acquiring goods and services and to eliminate the old guidance at ASC Subtopic 505-50. Under ASU 2018-07, a grantor will continue to recognize cost in the same period and manner as if the grantor had paid cash for the goods or services instead of paying with or using share-based payment awards. The Company adopted ASU 2018-07 because it pays the Administrator’s administrative services fees with Class A shares. The Company applied the new guidance using the modified retrospective method. No cumulative-effect adjustment to retained earnings was made, and the adoption of ASU 2018-07 had no impact on the consolidated financial statements for the periods presented.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as management periodically evaluates the strength of the financial institution in which it deposits funds.

F-8

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A shareholders by the weighted-average Class A shares outstanding during the period. Fully diluted earnings (loss) per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any. At June 30, 2020, no if-converted Class B shares were included in fully diluted earnings (loss) per Class A ordinary share, as zero Class A shares would be received upon conversion, resulting in no dilution.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying consolidated financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Members’ Equity – Members’ equity is comprised of two types of membership interests: Class A and Class B ordinary shares.

●

Class A shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of Class A shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A shares is limited to 342,325, plus (i) shares which may be issued pursuant to the Administrative Services Agreement, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares not owned by the Administrator have certain limited voting and approval rights, generally including the issuance of additional shares, sale of the Artwork except for certain instances, and removing members of the Board of Managers. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

F-9

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity (continued) –

●	Class B shares, which are held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. Any increase in value of the Class A shares would potentially dilute earnings (loss) per share in the future. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

True-Up – The Company agreed to pay Gallery a true-up payment equal to 10% of the purchase price of the Artwork, or $622,234, as reimbursement and compensation for general operating costs, offering services, sourcing and purchasing fees, and interest costs related to the purchase of the Artwork. These costs and fees, which are expensed by the Company, predominantly relate to internal costs in respect of Masterworks’ platform operations. Incremental amounts paid to third parties that are directly attributable to the Offering were evaluated by management and deemed to be immaterial for purposes of capitalization. As of June 30, 2020, the Company had paid $483,650 of such true-up payment.

Post-Offering Expenses – The Company’s ongoing expenses are paid by the Administrator pursuant to an Administrative Services Agreement under which the Administrator will receive an administrative services fee, commencing upon the final closing of the Offering. The administrative services fee is payable in the form of additional membership interests represented by Class A shares and will be accounted for as “Share-based compensation - administrative services fee” in the Company’s consolidated financial statements. Ordinary costs of the Company will be paid by the Administrator and its affiliates on behalf of the Company. See Note 3, which summarizes certain financial statement information of the Administrator.

Revenue Recognition – The Company does not plan to generate revenue other than in connection with the sale of the Artwork at some undetermined future date. At the time of signing of a definitive agreement to sell the Artwork, the Company will assess the timing and amount of revenue to be recognized pursuant to ASC 606.

F-10

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

2.	RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created two classes of membership interests, Class A and Class B ordinary shares. As a result, all of the Company’s membership interests were converted into Class B ordinary shares, as represented on the consolidated statements of members’ equity. As of June 30, 2020, the Company entered into certain arrangements with Gallery, which owns 100% of the Class B shares, and the Administrator, each of which are wholly-owned and controlled by Masterworks.io, LLC, and are thus considered to be related parties to the Company.

On March 12, 2020, the Company acquired ownership of the Artwork pursuant to a merger (the “Merger”), between the Company and 6461230, LLC, a wholly owned subsidiary of Gallery that held title to the Artwork prior to the Merger. At such time, the Company incurred obligations to pay the Merger consideration in the amount of $6,224,266 and a true up to Gallery in the amount of $622,234 representing 100% of the gross proceeds of the Offering.

On March 16, 2020, the Company held an initial closing of the Offering which resulted in the issuance of 182,775 Class A shares and gross proceeds to the Company in the amount of $3,655,500, which was used to pay Gallery a portion of the deferred Merger consideration and a pro rata portion of the true-up obligation. At June 30, 2020, $1,386,276 of the deferred consideration for the Merger remained payable.

As indicated in Note 1, the Company agreed to pay Gallery a true-up payment equal to 10% of the purchase price of the Artwork, or $622,234, as reimbursement and compensation for Masterworks’ platform operations.

On March 16, 2020, the Administrator agreed to pay for certain operating costs of the Company and provide administrative services to the Company and the SPC pursuant to an administrative services agreement. The administrative services fee is paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum. No administrative services fees are payable for periods prior to the final closing of the Offering. The administrative services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. For the purposes of determining the fair value of the administrative services fee, management evaluates the fair value of the Class A shares.

F-11

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

3.	ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company does not maintain a material amount of cash and is entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and administer the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator as of June 30, 2020 and 2019:

	June 30,
	2020	2019
Assets
Current assets	$673,802	$137,415
Property and equipment, net	199,240	185,010
Deposits	72,090	46,240
Other assets	47,960	-
Total assets	$993,092	$368,665

Liabilities
Current liabilities	$323,974	$122,092
Total liabilities	$323,974	$122,092

Member’s Equity
Total member’s equity	$669,118	$246,573

4.	RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than a single work of art, has no employees, and has no debts or contractual obligations other than an administrative services agreement pursuant to which the Administrator provides services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other ordinary operating services. The Administrator pays all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, management must estimate the value of the Artwork to determine the expense associated with fees payable to the administrator, which are payable in the form of Class A shares representing membership interests in the Company. The value of Artwork is highly subjective and given that each work of art is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses.

F-12

MASTERWORKS 002, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

4.	RISKS AND UNCERTAINTIES (continued)

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the Artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate Artwork during such periods at acceptable values or at all.

5.	GOVERNANCE

Scott W. Lynn was appointed as a member of the Company’s Board of Managers in July 2018 and resigned in April 2019. The resignation was not the result of any disagreements with the Company relating to the Company’s operations, policies or practices. In April 2019, Nigel S. Glenday was appointed as a member of the Board of Managers of the Company.

Leonard J. Sokolow served as a member of the Company’s Board of Managers and Independent Manager of the Company from August 2018 to April 29, 2020. On April 29, 2020, Eli D. Broverman replaced Leonard J. Sokolow as a member of the Board of Managers and as the Independent Manager.

On September 25, 2020, Scott W. Lynn, the Chief Executive Officer (“CEO”) of the Company resigned from the position of CEO. The resignation was not the result of any disagreements with the Company relating to the Company’s operations, policies or practices. On September 25, 2020 the Company’s Board of Managers appointed Nigel S. Glenday to serve as the CEO.

6.	SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2020 and reflected their effects, if any, in these consolidated financial statements through September 28, 2020, the date the consolidated financial statements were available to be issued, and a summary of material events occurring subsequent to June 30, 2020 are set forth below.

One or more additional closings of the Offering have occurred subsequent to June 30, 2020. The Company received additional gross proceeds in the amount of $1,483,860, of which $1,349,002 was used to pay Gallery a portion of the deferred Merger consideration and the remaining $134,858 was used to pay a true-up, which compensated and reimbursed Gallery for general operating costs, offering costs, sourcing and purchasing fees and costs, import taxes (if any) and interest and commitments to purchase the Artwork. See Note 5 for certain governance changes that occurred after June 30, 2020.

F-13

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on August 19, 2019).
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A filed on August 19, 2019).
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on August 19, 2019).
6.1	Merger Agreement and Certificate of Merger (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-K filed on April 29, 2020).
6.2	Form of Administrative Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on October 8, 2019).
9.1	Letter from Mayer Hoffman McCann, P.C. to the Securities and Exchange Commission, dated February 27, 2020 (incorporated by reference to the copy thereof submitted as Exhibit 9.1 to the Company’s Form 1-U filed on February 27, 2020).

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 002, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 28, 2020
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 28, 2020
Nigel S. Glenday	and Principal Accounting Officer)

9